April 25, 2024

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attention:	Madeline Joy Mateo and James Lopez
Division of Corporate Finance, Office of Finance

Re:	New York Community Bancorp, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 4, 2024 File No. 001-31565

Dear Ms. Mateo and Mr. Lopez:

This letter sets forth the response of New York Community Bancorp, Inc. (“NYCB”) to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated April 19, 2024 (the “Comment Letter”) with respect to Preliminary Proxy Statement on Schedule 14A, filed by NYCB on April 4, 2024. Concurrently with the filing of this letter, NYCB has filed the revised Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Preliminary Proxy Statement”).

For your convenience, NYCB has reproduced the comment of the Staff from the Comment Letter in bold italics below and provided its response below the comment.

Preliminary Proxy Statement on Schedule 14A, filed April 4, 2024

Summary of the March 2024 Capital Raise, page 13

1.

Please revise to briefly discuss the reasons for the $1.05 billion capital raise and the related “2024 Strategic Initiatives” addressed in the investor presentation included as exhibit 99.1 to your 8-K filed March 7, 2024. For example, it appears that in connection with the capital raise you are pursuing an initiative to continue to reduce CRE concentrations and enhance credit risk management, among other areas of focus. Please also update where appropriate the progress of your review of material weaknesses surrounding your loan review process.

Response: We have revised the disclosure on pages 2 and 15-16 in response to the Staff’s comment.

2.

With respect to the March 2024 capital raise and Proposals 4-7, please revise to clarify here and elsewhere as appropriate the key terms of the Investment Agreements. Discuss the impact the transactions contemplated by the Investment Agreements will have on your common shareholders assuming the relevant proposals are approved and not approved. Discuss clearly in quantitative and qualitative terms the dilutive effect of the investment on your common shareholders. Please revise to disclose all possible sources and the extent of dilution your common shareholders will experience in connection with the transactions contemplated by the proposals and the Investment Agreements. Consider providing a tabular presentation to demonstrate the dilution to shareholders based on the issuance of common stock, and based on the issuance of common stock upon conversion of the Preferred Stock and the Series D NVCE Stock.

Response: We have revised the disclosure on pages 19-20, 98-99, and 115-116 in response to the Staff’s comment.

3.

Please revise to disclose the approximate dollar value of each of Liberty Investors’, Hudson Bay Investors’, Reverence Investors’ and Other Investors’ interests in the Investment. Revise to disclose the implied per-share price of Liberty Investors’ investment compared to the stock price on the day before the announcement, rather than the lowest share price the day of the announcement.

Response: We have revised the disclosure on pages 16-17 in response to the Staff’s comment.

Board’s Role in Risk Oversight, page 18

4.

We note the statements in the letter to shareholders regarding measures you have taken to address losses in 2023, credit deterioration and other recent challenges. For example, you state that you recently hired a new Chief Risk Officer and Chief Audit Executive. Please revise to expand upon and clarify how the Board administers its risk oversight function, including how the Board interacts with management and the CRO and CAE to address existing and emerging risks. Additionally, further clarify your risk oversight of “credit risk, interest rate risk, liquidity risk, operational risk, strategic risk, and reputational risk,” as referenced on page 20. For example, if material, clarify the timeframe over which you evaluate such risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed.

Response: We have revised the disclosure on page 24 in response to the Staff’s comment.

5.

Additionally, we note the letter to shareholders refers to recently-hired executives among measures to “enhanc[e] our internal audit and risk management frameworks.” We also note the Form 8-K dated March 5, 2024, which identified a new Chief Risk Officer and Chief Audit Executive and discussed efforts to enhance risk management. Please identify the recently-hired executive officers and summarize their backgrounds here or where appropriate.

Response: We have revised the disclosure on pages 3-4 and 80-82 in response to the Staff’s comment.

Proposal 5: Proposal to Amend the Amended and Restated Certificate of Incorporation of the Company to effect a reverse stock split, page 93

6.

We note your disclosure on page 96 regarding the treatment of fractional shares prior to effecting the Reverse Stock Split, and that the Board will determine to either issue one full share of Common Stock or make a cash payment to shareholders who hold any fractional shares of Common Stock as a result of the Reverse Stock Split. Please revise your disclosure to clarify the impact the Board’s decision will have on shareholders who own fractional shares Post-Reverse Stock Split.

Response: We have revised the disclosure on pages 105-106 in response to the Staff’s comment.

General

7.

We note your disclosure that Steven T. Mnuchin and Milton Berlinski have interests in the COI Authorized Share Proposal, COI Waiver Proposal, Share Issuance Proposal, and Adjournment Proposal that are different than or greater than those of any of your other shareholders. Please revise your discussion of these proposals to disclose the extent to which the Board considered the differing interests when the Board unanimously recommended approval of each such proposal.

Response: We have revised the disclosure on pages 100-101, 109, 117 and 136 in response to the Staff’s comment.

8.

Please provide us with your analysis regarding whether, pursuant to Note A to Schedule 14A, your proxy statement should include information called for by other items of Schedule 14A. For example, we note that the purpose of the COI Authorized Share Proposal is to fulfill your obligations under the Investment Agreements, as described in your proxy statement.

Response: We respectfully advise the Staff that, based on the analysis described below, we are of the view that the Amended Preliminary Proxy Statement addresses all required Schedule 14A items. The disclosure requirements of Item 11 of Schedule 14A apply “[i]f action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant. . .” Here, NYCB is seeking stockholder approval with respect to an increase in its authorized shares of common stock for the purpose of issuing shares issuable upon conversion of outstanding convertible preferred stock that NYCB issued in connection with an already completed transaction. The Company has revised the disclosure on pages 97 and 114 to clarify that the shares of Common Stock of the Company, issuable upon conversion of the Preferred Stock and/or Series D NVCE Stock issuable upon exercise of all of the Issued Warrants, do not have preemptive rights. Accordingly, we believe that all required disclosure under Item 11 is included in the Amended Preliminary Proxy Statement.

Note A to Schedule 14A provides that “[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.” As a specific example, Note A provides when a solicitation seeking approval of additional securities is for the purpose of acquiring another company and the shareholders will not have a separate opportunity to vote on the transaction, then the solicitation will be considered to be a solicitation seeking approval of the acquisition as well. Under those facts, Note A provides that information required by Items 11, 13 and 14 shall be furnished.

The circumstances contemplated by Note A to Schedule 14A is not the fact pattern of NYCB’s current solicitation. Pursuant to the instructions to Item 14 of Schedule 14A, such Item applies to a specific list of transactions, as follows:

(1)	A merger or consolidation;

(2)	An acquisition of securities of another person;

(3)	An acquisition of any other going business or the assets of a going business;

(4)	A sale or other transfer of all or any substantial part of assets; or

(5)	A liquidation or dissolution.

NYCB is not seeking approval of the authorization of additional shares of common stock in connection with any of the types of transactions described above. Therefore, we do not believe that Note A of Schedule 14A applies to this solicitation. Similarly, NYCB has concluded that the information required by the other items of Schedule 14A (other than those Items with respect to which NYCB has included in the Amended Preliminary Proxy Statement the information required by those Items) are not applicable to NYCB’s solicitation.

In addition, as discussed on a call between the Staff and a representative of Simpson Thacher & Bartlett LLP on April 24, 2024, even if the Staff disagreed with the analysis described above, the information called for by Item 13 of Schedule 14A would not be required for the reasons discussed below. Under the instructions to Item 13, any information that is otherwise required by paragraph (a) of Item 13 that is not material to the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In addition, the instructions provide that information is “deemed material” if it relates to the authorization or issuance of a material amount of senior securities. The instructions further provide that the information is “not deemed material” if the matter to be acted upon “is the authorization or issuance of a common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction. . .” Here, the solicitation does not relate to the authorization or issuance of any senior securities. Rather, the solicitation relates to the authorization or issuance of common stock issuable upon conversion of convertible preferred stock. Further, such common stock is not being issued in connection with an exchange, merger, consolidation, acquisition or similar transaction. Accordingly, the information called for by paragraph (a) of Item 13 of Schedule 14(a) is not deemed material and may be omitted from the Amended Preliminary Proxy Statement.

* * * * *

On behalf of NYCB, we thank you and the Staff for your assistance to date in connection with the review of NYCB’s filing. We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 455-2944 or Matthew Nemeroff at (212) 455-3459 or Timothy Gaffney at (212) 455-7182 should you require further information.

Very truly yours,

/s/ Sven Mickisch
Sven Mickisch, Simpson Thacher & Bartlett LLP

cc:

Chris Windsor

U.S. Securities and Exchange Commission

Joseph Otting

Bao Nguyen

(New York Community Bancorp, Inc.)

Matthew Nemeroff

Timothy Gaffney

(Simpson Thacher & Bartlett LLP)